UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 February 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3ASR (No. 333-190026)
and the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc,
and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

N      E      W      S                R      E      L      E      A      S      E

18 February 2015

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board, with effect from 1 March 2015, of Ms. Lucinda Riches as a non-executive Director.

Ms. Riches (53), a British citizen, is a non-executive director of UK Financial Investments Limited, which manages the UK Government's investments in financial institutions.  She is a non-executive director of Diverse Income Trust  plc, Graphite Enterprise Trust plc, the British Standards Institution  and a non-executive member of the Partnership Board of King & Wood Mallesons LLP.  She is also a trustee of Sue Ryder.

Ms. Riches spent the majority of her career in investment banking, including twenty one years in UBS Investment Bank and its predecessor firms where she worked until 2007.  She held senior management positions in the UK and the US, including Global Head and Chairman of UBS' Capital Markets Group and Vice Chairman of the Investment Banking Division.

She holds a Master's degree in Philosophy, Politics and Economics from Brasenose College, Oxford and a Master's degree in Political Science from the University of Pennsylvania.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +3531 404 1000  FAX +353 1 404 1007 E-MAIL: mail@crh.com   WEBSITE: www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

By:___/s/Maeve Carton___
M. Carton
Finance Director